ASCOT FUNDING, INC.

3050 E. Chevy Chase Drive

Glendale, CA 91206

Tel. 818 434 5244

July 5, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mailstop 3561

Washington, D.C. 20549

Att. Chris Chase, Esq.

John Fieldsend, Esq.

Re:      Ascot Funding, Inc.

Registration Statement on Form S-1 (File No. 333-161254)

Request for Withdrawal

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ascot Funding, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 (File Number 333-161254), together with all exhibits thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement but intends to file a new Registration Statement on Form S-1. The Company confirms that no securities have been offered or sold under the Registration Statement. In accordance with Rule 457(p) of the Securities Act of 1933, as amended, all fees paid to the Commission in connection with the filing of the Registration Statement will be credited for future use.

Very truly yours,

ASCOT FUNDING, INC.

	By:	/s/ Patrick C. Brooks
Patrick C. Brooks
Director, President, and Chief Executive Officer
cc:	Joseph Drucker, Esq.